UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 24, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RedHill Biopharma Ltd.

File No. 1-35773 - CF#36095

RedHill Biopharma Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 22, 2018.

Based on representations by RedHill Biopharma Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.5	through March 12, 2024
Exhibit 4.6	through March 12, 2024
Exhibit 4.19	through April 5, 2024
Exhibit 4.20	through August 17, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Larry Spirgel
Office Chief, Disclosure Review Program